                                            Commission File No.




                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 2001


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                       Elliniko GR-167 77
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein are (1) a copy of a letter to shareholders of Enterprises Shipholding Corporation (the "Company") dated
May 23, 2001 and (2) a copy of the Company's report for the period ended March 31, 2001 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operation.

               ENTERPRISES SHIPHOLDING CORPORATION




                                  Athens 23rd May 2001


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 2001.

The first quarter of 2001 did not hold any surprises and was as per our forecast in respect to the low level of rates. However, the bunker market was a little stronger as the prices did go above what we expected thus increasing our voyage expenses. We traded in the spot market 9 reefer vessels which had very little down time as we were able to fix the vessels in such a way that they had continuous employment throughout the first quarter and after leaving lay up. The vessels traded in the spot market generated $8.4 million or 56.0% of the Company's revenues while contributing only $0.6 million or 13.4% of the Company's EBITDA. We operated only 7 vessels on time charter this year compared to 9 vessels in 2000. The other 6 reefer vessels and the 2 container vessels remained in lay up, as market conditions did not justify operating them. The high season came to an abrupt end around the end of the 3rd week of March. This was mainly due to the lack of sales for Argentinean fruit and the lack of sales in Europe of Chilean fruit. Coupled with this, South Africa saw its volume falling due to poor weather and quality problems. Although our forecast for the year was exactly as we had predicted we are not happy at all with the way that the reefer market has gone since the first quarter will have a far-reaching and serious effect on the spot market for the balance of the year.

The container market on the other hand has shown an improvement, with rates slowly rising throughout the first quarter as the need for faster and more fuel-efficient vessels were required.

The outlook for the reefer spot market during the second quarter remains very sluggish and as such we have decided to lay up all our vessels trading in the spot market, upon termination of their current voyage, due to the low levels of the freight market and unavailability of cargoes which is in line with the company's policy of last year. At this time, 13 out of 22 vessels are already in lay up and we are expecting to lay up the remaining 4 vessels that are currently trading in the spot market by the end of May/June.

The newbuilding program for the construction of the two reefer hulls is not on schedule and pursuant to an unsolicited offer that we received, the Company decided to sell the two subsidiaries that had the newbuilding contracts. Also, the Company sold to the same buyer the two 1996 built reefer vessels. The total sale proceeds amounted to $24 million dollars while the buyer assumed all liabilities towards the shipyard.

In a press release dated April 26, 2001, the Company announced that it has engaged Credit Suisse First Boston as a financial advisor to review its strategic and restructuring alternatives and that the Company does not intend to make the interest payment on its Senior Notes that is due on May 1, 2001. The Company also announced that it has paid and will continue to pay its trade obligations, having sufficient cash to meet its current and future trade obligations, and that the Company will continue to service its senior secured commercial bank debt. The Company did not pay the interest that was due on May 1.

For the three months ending March 31, 2001, the Company's revenues were $15.1 million, EBITDA was $4.6 million, and the Company generated a net loss of $4.1 million.

We are pleased to answer any inquiries that you may have. Our investor relations contact is: Kostas Koutsoubelis, Tel:
Int+301+8910170 and Fax: Int+301+8983595


Sincerely yours,


Victor Restis
President and
Chief Executive Officer

                   FORWARD LOOKING STATEMENTS

         This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, concerning the Company's future operations, performance and financial condition. These forward-looking statements, which reflect the Company's current intent, belief and expectations, are based on a number of assumptions that are subject to uncertainties and contingencies, many of which are beyond the Company's control. Various factors may cause actual results to differ materially from those expressed or implied in the forward-looking statements of this announcement. These factors include the absence of unexpected financial obligations of the Company, the ability of the Company to achieve anticipated levels of profitability, possible material changes in the Company's business, the charter market for reefer vessels, changes in demand for fresh fruit, frozen meats and other products that the Company's vessels carry, competition from other types of vessels to carry products that reefer vessels traditionally carry and changes in the value of the Company's vessels. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date. The Company undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 24 vessels as of March 31, 2001, including 19 reefer vessels, two high reefer intake container vessels and three 2205 TEU geared container vessels. In addition, the Company has on order two Combined Reefer Container Carriers. Prior to the formation of the Company, its subsidiaries operated as separate companies under the management of EST. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation.

The Company's fleet currently consists of 24 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu. ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu. ft., (ii) two reefer container vessels, each with a cargo capacity of 324 TEUs, and (iii) three geared container vessels with a cargo capacity of 2,205 TEUs. The following table sets forth changes in the Company's fleet from December 31, 1996 through March 31, 2001.

                                     Year Ended December 31,         March 31,
                                     _______________________
                                     1996  1997  1998  1999   2000   2001
                                     ____  ____  ____  ____   ____   ____

Fleet owned at beginning of period   20    24    26    26     22     24
Newbuildings and other acquisitions
during period                        4     2     0     1      2      0
Sales and dispositions during period 0     0     0     5      2      0
Fleet owned at end of period         24    26    26    22     24     24
Newbuildings on order                0     0     7     6      2      2
Reefer Cargo Capacity
(at end of period) (millions cft.)   10.3  10.3  10.3  8.5    8.5    8.5
TEU Capacity (at end of period).     0      648   648  2,853  7,263  7,263

Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

Reefer vessels are employed under time charters, voyage charters, COAs, and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels through a combination of COAs, voyage charters and time charters with other operators or end-users.

The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates, vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, trends in worldwide consumption and prices for reefer commodities. When demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, newbuildings generally takes 18 months to 24 months to complete.

Recent trends in reefer vessel charter rates are as follows: The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby reducing the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in capacity supply along with the increased demand. According to industry sources, average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999 and 2000. Spot rates for the first three months of 2001 ranged from $0.35 in January up to $0.52 in March.

Results of Operations

    The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                     Year Ended December 31,         March 31,
                                     _______________________         ________
                                     1996  1997  1998  1999   2000   2001
                                     ____  ____  ____  ____   ____   ____

Revenue from vessels, net            100%  100%  100%  100%   100%   100%
Voyage and running expenses          41.6  40.0  37.5  48.6   53.9   61.1
Depreciation and amortization        16.8  18.3  20.7  28.0   40.7   29.4
General and administrative expenses   3.9   4.3   7.4  10.1   11.3    8.3
Loss (gain) on sale of vessels        0.0  (7.9)  0.0   2.4    0.0    0.0
Loss (gain) on sale of newbuildings   0.0  (7.9)  0.0   2.4    9.6    0.0
Income from operations               37.7  37.4  34.4  10.8  (15.6)   1.2
Interest expense, net                 4.2   3.5  13.5  20.4   37.8   28.9
Other expenses (income)              (0.7) (2.2) (1.0) (2.7)  (6.2)   0.5
Litigation loss                       0.0   0.0   0.0  12.2    0.0    0.0
Minority interest                     0.0   0.0   0.0   0.0    0.0    0.0

Net income (loss)                    34.2  44.1  21.9  (18.8) (47.2) (27.2)

    Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past five years, revenues from time charters of 12 months or longer represented 85% of the Company's net revenues, while for 2000 revenues from time charters represented 75% of the Company's net revenues compared to 82% during 1999. Depending on market conditions, the Company also charters its vessels on COAs and in the spot market on voyage charters. In the first quarter of 2001, the Company derived 55.8% of its net revenues from COAs and spot market voyage charters.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                Year Ended December 31,              March 31,
                                _______________________              _________
                             1996    1997    1998    1999    2000    2001
                             ____    ____    ____    ____    ____    ____

Average revenue per
vessel per day               $10,086 $10,555 $9,319  $8,522  $9,801  $11,514
Percentage increase
(decrease)                   19.8%    4.7%   (11.7)%  (8.6)% (15.0)% 17.5%
Total operating days         7,777   7,492   7,666   6,054    4477   1309
Percentage increase          28.8%   (3.7)%  2.3%    (21.0)%  26.0%  NA

    Voyage and running expenses. Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                Year Ended December 31,              March 31,
                                _______________________              _________
                             1996    1997    1998    1999    2000    2001
                             ____    ____    ____    ____    ____    ____
Average operating expenses
per vessel per day           $3,989  $3,437  $2,824  $3,059  $2,793  $4,266
Percentage increase
(decrease)                   32.9%   (13.8)% (17.8)% 8.3%    (8.7)%   52.7%

    General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to Enterprises Shipping & Trading S.A. ("EST") in 2000 for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is laid up.

    Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of that vessel's useful life of 25 years. Amortization includes dry docking costs, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.


Three Months Ended March 31, 2001, compared with Three Months
Ended March 31, 2000

    Revenue from vessels, net. Revenue from vessels, net, remained at the same level of $15.1 million in the first quarter of 2001 and 2000. However average daily revenue per vessel increased to $11,514 in the first three months of 2001 from $9,363 in the first three months of 2000, representing a 22.9% increase. Operating days decreased to 1309 days in the first quarter of 2001 from 1617 days in the first quarter of 2000, representing a 23.5% decrease. The reason that revenues remained at the same level as last year's quarter, despite the decrease in the operating days is that the container vessels contributed $2.6 million in revenues over last years revenues for the same period while the contribution in revenues of the reefers was negative by $2.6. Consequently, revenues from the reefers and container vessels were $11.0 million and $4.0 million in the first quarter of 2001 compared to $13.7 million and $1.4 million in the first quarter of 2000. Revenues from time charters in the first quarter of 2001 were $6.7 million and $8.4 million from voyage charters compared to $8.5 million and $6.6 million, respectively, for the first quarter of 2000.

    Voyage and running expenses. Voyage and running expenses increased by $1.6 million, to $9.2 million in the first quarter of 2001 from $7.7 million in the first quarter of 2000. As a percentage of revenues, voyage and running expenses increased to 61.1% in the first three months of 2001 compared to 50.6% in the first three months of 2000. Voyage expenses were $3.3 million and $3.2 million in the first three months of 2001 and 2000, respectively. The increase in the voyage and running expenses is due to more vessels operated in 2001.

    General and administrative expenses. General and administrative expenses remained at the same level of $1.2 million in the first three months of 2001 and 2000.

    Depreciation and amortization. Depreciation and amortization increased by $0.6 million to $4.4 million in the first three months of 2001 from $3.8 million in the first three months of 2000. This increase was due to the depreciation of the new vessels that were delivered to the company in November 1999, February 2000, and April 2000.

    Interest expense, net. Interest expense, net, increased by $0.9 million, to $4.3 million in the first quarter of 2001 from $3.4 million in the first quarter of 2000. This increase was primarily due to the delivery of the two container vessels and increased outstanding debt. Interest income in the first quarter of 2001 and in 2000 was $0.1 million and $0.2 million, respectively.

    Net income. Net income decreased by $4.1 million, to a net loss of $(4.1) million in the first quarter of 2001 from a net loss of $(0.2) million in the first quarter of 2000. This decrease of $4.1 million was mainly due to the increase of voyage and running expenses by $1.6 million, an increase in the Company's net interest expense by $0.9 million due to the increased outstanding bank debt and increase in depreciation by $0.6 million due to the delivery of new vessels.

Year Ended December 31, 2000, compared with Year Ended
December 31, 1999

    Revenue from vessels, net. Revenue from vessels, net, decreased $7.7 million to $43.9 million in 2000, compared to $51.6 million in 1999, representing a 15.0% decrease. Average daily revenue per vessel increased to $9,801 in 2000 from $8,522 in 1999, representing a 15% increase. Operating days decreased to 4,477 days in 2000 from 6,054 days in 1999, representing a 26% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 2000 and the remaining vessels that operated in the spot market were directly affected by lower spot rates and by the lack of cargoes. Another indication of the market conditions and the lack of cargoes is that operating days decreased in 2000 compared to 1999 by 26% or 1,577 days, due to the fact that the reefer vessels that were in the spot market had to wait longer periods between voyages during the first six months of 2000, while during the third and fourth quarter of 2000 they were in lay-up. On the other hand, average daily revenue was increased to $9,801 in 2000 from 8,522 in 1999 because the container vessels were continuously employed on a time charter basis at rates well above the time charter equivalent of the reefer vessels. Consequently, revenues from time charters in 2000 were $32.8 million and $11.1 million from the voyage charters. On February 25, 2000, and on April 26, 2000, the Company took delivery of the two 2205 TEU geared containers which were chartered to major charterers at market rates. The revenues from the reefer fleet were $30.2 million while the container vessel fleet contributed $13.7 million in 2000.

    Voyage and running expenses. Voyage and running expenses decreased by $1.4 million, to $23.6 million in 2000 from $25.0 million in 1999. As a percentage of revenues, voyage and running expenses increased to 53.9% in 2000 compared to 48.6% in 1999. The decrease of $1.4 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year the vessels were in lay up, which meant that running expenses were reduced significantly. Voyage expenses were $6.4 million and $3.7 million in 2000 and 1999, respectively.

    General and administrative expenses. General and administrative expenses decreased by $0.2 million to $5.0 million in 2000 compared to $5.2 million in 1999. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

    Depreciation and amortization. Depreciation and amortization increased by $3.4 million to $17.8 million in 2000 from $14.4 million in 1999. This increase was due to the delivery of the three newbuildings in the last quarter of 1999 and in the first six months of 2000.

    Interest expense, net. Interest expense, net, increased by $6.1 million to $16.6 million in 2000 from $10.5 million in 1999. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 2000 and on the secured bank debt for the financing of the delivery payment of the two container vessels delivered in 2000. Also in 1999 the interest expense that was capitalized amounted to $2.4 million compared to $0.8 million in 2000. Interest expense in 2000 and in 1999 was $16.9 million and $12.1 million, respectively. Interest income in 2000 and in 1999 was $0.8 million and $2.1 million, respectively.

    Net income. Net income decreased by $10.9 million, to a loss of $20.6 million, in 2000 from a loss of $9.7 million in 1999.
As a percentage of revenues, net income decreased to (47.2)% in 2000 from (18.8)% in 1999. This decrease of $10.9 million was mainly due to the decrease of net revenues by $7.7 million due to spot market conditions and the increase of financing expenses due to the additional secured bank debt, while the loss from the sale of the subsidiaries was partially offset from the liquidated damages received from the yard due to late delivery of the vessels.

Liquidity and Capital Resources

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $3.9 million in the first quarter of 2001 versus $8.2 million for the same period in

2000. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

    Net cash provided by operating activities decreased to $3.9 million in the first quarter of 2001 from $8.2 million in the first quarter of 2000, primarily due to the lower net income for the period, and increase of the net working capital. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

    Net cash used in investing activities was $0.4 million in the first quarter of 2001 compared to $30.7 million in the first quarter of 2000. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash used in financing activities in the first quarter of 2001 was $1.0 million, which was the installment due on the secured bank loans. Thus, cash and cash equivalents at March 31, 2001 were increased to $7.6 million.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness;
(ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy; and (vi) the breach of any representation or warranty.

    The Company believes that, based on current levels of operating performance and expected market conditions, its cash flow from operations, and other available sources of funds would be adequate to pay the interest on the Senior Notes which is due in May 2001, and to permit anticipated capital expenditures and to fund the working capital requirements during the second quarter of 2001. However, in a press release dated April 26, 2001, the Company announced that it has engaged Credit Suisse First Boston as a financial advisor to review its strategic and restructuring alternatives and that the Company does not intend to make the interest payment on its Senior Notes that is due on May 1, 2001. The Company did not pay the interest that was due on May 1.

Inflation

    Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

Foreign Exchange Rate Fluctuation

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
     FOR THE PERIOD ENDED MARCH 31, 2000 AND MARCH 31, 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                         2000           2001
                                         ----           ----

REVENUE FROM VESSELS, net          $    15,140   $    15,073

VOYAGE AND RUNNING EXPENSES             (7,668)       (9,216)
                                    ----------    ----------

      Gross profit                       7,472         5,857

DEPRECIATION AND AMORTIZATION           (3,834)       (4,431)

GENERAL AND ADMINISTRATIVE EXPENSES     (1,235)       (1,245)
                                    ----------    ----------

      Income from operations             2,403           181
                                    ----------    ----------

OTHER INCOME (EXPENSES):
   Interest and finance expenses, net   (3,426)       (4,353)
   Foreign currency gain (loss)             40            32
   Other, net                              812            55
                                    ----------    ----------

      Total other income (expenses)     (2,574)       (4,266)

                                    ----------    ----------
   Net Income                      $      (171)   $   (4,085)
                                    ==========    ==========

   Earnings per share, basic       $     (0.00)   $    (0.04)
                                   ===========    ==========

   Weighted average number
      of shares, basic             100,000,000   100,000,000

                                   ===========   ===========

   EBITDA                          $     6,237    $    4,612

   Ratio of EBITDA to
      interest expense.net                1.82          1.06

   EBITDA Margin                        41.20%        30.60%

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

              UNAUDITED CONSOLIDATED BALANCE SHEETS
               DECEMBER 31, 2000 AND MARCH 31 2001
(Expressed in thousands of U.S. Dollars - except per share data)

ASSETS                                    2000          2001
------                                   -----         -----

CURRENT ASSETS:
   Cash and cash equivalents$       $   5,070      $   7,572
                                    ----------     ---------

   Accounts receivable-
     Trade                               1,419         2,388
     Insurance claims                       91            16
     Others receivables                    134            38
                                    ----------    ----------
                                        1,644          2,442
                                    ----------    ----------

   Inventories                           3,018         2,918
   Prepayments and other                   391         1,049
                                    ----------    ----------
         Total current assets           10,123        13,981
                                    ----------    ----------
FIXED ASSETS:
   Advances for vessels
     under construction                 19,339        19,526
   Vessels' cost                       320,411       320,411
   Accumulated depreciation            (95,375)      (99,570)
                                    ----------    ----------
      Net book value                   225,036       220,841
                                    ----------    ----------
      Total fixed assets               244,375       240,367
                                    ----------    ----------
OTHER NON CURRENT ASSETS:
   Deferred charges                      4,210         4,177
                                    ----------    ----------
      Total assets                  $  258,708    $  258,525
                                    ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term
     debt                           $    2,650    $    2,650
                                    ----------    ----------
   Accounts payable-
     Trade                               3,067         3,017
     Due to a related company              421           316

     Master accounts                       501           609
                                    ----------    ----------
                                         3,989         3,942
                                    ----------    ----------
     Dividends payable                       0             0
     Due to management
        companies                           12           139
     Unearned revenue                      369           318
     Accrued interest and
        finance charges                  2,619         6,817
     Claim Payable                       5,850         5,550
     Other accrued liabilities             176         1,164
                                    ----------    ----------
        Total current liabilities      15,665         20,580
                                    ----------    ----------
LONG-TERM DEBT, net of
   current maturities

   Senior notes payable                175,000       175,000
   Banks                                36,025        35,012
                                    ----------    ----------
                                       211,025       210,012
                                    ----------    ----------

SHAREHOLDERS' EQUITY:

   Share capital, nominal value
     $0.01 each (100,000,000
     shares authorised, issued
     and outstanding at
     December 31, 2000 and
     March 31 2001)                      1,000         1,000
   Retained earnings                    31,018        26,933
                                    ----------    ----------
       Total shareholders'
         equity                         32,018        27,933
                                    ----------    ----------

      Total liabilities and
        shareholders' equity        $  258,708    $  258,525
                                    ==========    ==========

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE PERIODS ENDED MARCH 31, 2000 AND MARCH 31, 2001
            (Expressed in thousands of U.S. Dollars)

                                          2000          2001
                                          ----          ----

Cash Flows from operating activities:
  Net income (Loss)                      $(171)      $(4,085)
  Adjustments to reconcile net
    income to net cash provided
    by operating activities-
      Depreciation                       3,746         4,195
      Amortization of deferred
        charges                            200           236
     Loss from vessels sale                  0             0
  (Increase) Decrease in:
     Accounts receivable                   511          (798)
     Inventories                           182           100
     Prepayments and other              (1,576)         (658)
  Increase (Decrease) in:
     Accounts payable                    1,043           (50)
     Master Account                        134           108
     Due to a related company              118          (105)
    Accrued Interest                     3,913         4,198
     Other accrued liabilities            (168)          988
     Unearned revenue                      394           (51)
     Claim payable                        (150)         (300)
     Amounts due to management
        companies                          (14)          127
                                    ----------    ----------

Net cash provided by operating
  activities                             8,162         3,905
                                    ----------    ----------

Cash Flows (for) from investing
   activities:
  Advances for vessels under
    construction/reconstruction        (10,431)         (187)
  Payments for vessels'
    acquisition and improvements       (20,272)            0
  Net proceeds from vessels sale            0              0
  Payments for drydocking and
     special survey costs                  (58)         (203)
  Purchase of marketable
     securities                              0             0
                                    ----------    ----------

Net cash (used in) provided by
  investing activities                 (30,761)         (390)
                                    ----------    ----------

Cash Flows (for) from financing
   activities:
  Proceeds from shareholders,
    net of withdrawals                      0             0
  Proceeds from long-term
    debt, banks                         20,000             0
  Proceeds from issuance
    of Senior Notes                          0             0
  Payments and repayment of
    long-term debt, banks                   0         (1,013)
  Payments and repayment of
    long-term debt, related party           0              0
  Payments for financing fees              (85)            0
  Payments for dividends                     0             0
  Notes issuance and distribution            0             0
                                    ----------    ----------

Net cash (used in) provided by
   financing activities                 19,915        (1,013)
                                    ----------    ----------

Net increase (decrease) in cash
   and cash equivalents                 (2,684)        2,502

Cash and Cash Equivalents,
   beginning of period                  14,011         5,070
                                    ----------    ----------

Cash and Cash Equivalents,
   end of period                    $   11,327    $    7,572
                                    ==========    ==========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

          UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED MARCH 31,2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                           Valuation
                                              of
                                          Marketable
                               Capital    Securities    Retained
                                Stock    Surplus Loss)  Earnings    Total
                              --------   -------------  ---------  ------

BALANCE, December 31, 1999     $ 1,000    $     0     $48,321    $49,321

Net Income (Loss)                    0          0        (171)      (171)

Valuation of Marketable sec.         0          0           0          0
                               --------   -------     --------   --------

BALANCE March 31, 2000         $ 1,000    $     0     $48,150    $49,150
                               ========   =======     ========   ========


            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

          UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED MARCH 31, 2001
      (Expressed in thousands of U.S. Dollars - except per share data)

                                           Valuation
                                              of
                                          Marketable
                               Capital    Securities    Retained
                                Stock    Surplus Loss)  Earnings    Total
                              --------   -------------  ---------  ------

BALANCE, December 31,2000       $ 1,000   $     0     $31,018    $32,018

Net income (Loss)                     0         0      (4,085)    (4,085)

Valuation of Marketable sec.          0         0           0          0
                                -------   -------     -------    -------

BALANCE, March 31,2001          $ 1,000   $     0     $26,933    $27,933
                                =======   =======     =======    =======

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



               ENTERPRISES SHIPHOLDING CORPORATION
                          (registrant)




Dated:  May 23, 2001              By:  /s/ Victor Restis
                                       ----------------------
                                       Victor Restis
                                       President and Chief
                                       Executive Officer


































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